FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 4, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for August 4, 2008 and incorporated by reference herein is the Registrant’s immediate report dated August 4, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 4, 2008

BLUEPHOENIX ANNOUNCES APPOINTMENT OF YARON TCHWELLA
AS PRESIDENT OF BLUEPHOENIX SOLUTIONS LTD.

Experience and Expertise Significantly Strengthens Management Team and
Increases Company’s Ability to Scale Up in the Coming Years

HERZLIYA, ISRAEL – August 4, 2008 – BluePhoenix Solutions, the leader in value-driven legacy modernization, today announced the appointment of Yaron Tchwella as president of BluePhoenix Solutions, Ltd. Mr. Tchwella brings to this position more than 25 years experience and leadership in the high technology industry and vast experience in leading and managing global organizations.

Mr. Tchwella will assume responsibility for the overall activities of the Company and will work closely with Mr. Arik Kilman, CEO, who will be focusing on strategic customers and alliances, M&A activity and the Company’s long-term strategic direction. The addition of a proven executive with considerable experience and the ability to turn strategy and vision into quantifiable results represents a significant addition to BluePhoenix, increasing the Company’s ability to scale and accelerate revenue growth in the coming years.

Mr. Tchwella most recently served from 2007 to 2008 as president of Comverse Inc., a world leader in providing value added services to more than 500 of the largest global telecommunication companies. In this role he had direct responsibility for defining and executing the company vision and strategy, and managing thousands of employees in all financial, operational and organizational aspects. Prior to this position and as part of his 11 years at Comverse, Mr. Tchwella served as president of the Messaging Division and a member of the executive management team at Comverse. He has also held various executive managerial positions within the product, delivery and customer-facing organizations. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13 year period at Advanced Technology Ltd., known today as Ness Technology.

Mr. Kilman commented, “Yaron is an experienced executive with a proven track record in transforming vision and strategy into business results. Adding Yaron to our team will significantly strengthen our organization, augmenting our ability to scale the Company and adding global company expertise. We believe the addition of Yaron can help us to accelerate our growth rate. His vision for the future of BluePhoenix is compelling, and his ability to execute business plans to drive shareholder value makes him an excellent addition to the BluePhoenix organization.”

“I’m excited to join BluePhoenix at a time when its technology and services are in high demand and contribute significant cost savings and return on investment to enterprises that make the decision to modernize their legacy systems,” added Mr. Tchwella. “I look forward to working closely with Arik, the Board of Directors and the entire BluePhoenix team towards sustained growth and taking advantage of the opportunities in front of us as a leader in legacy IT modernization.”

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(646) 415-8972
vsagiv @bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com